FORM 40-8B25

APPLICATION FOR EXTENSION OF TIME

FOR FORM N-CSR AND FORM N-CEN

811-23793

Investment Company Act File Number

TIDAL TRUST II

(formerly Tidal ETF Trust II until November 14, 2022)

(exact name of registrant as specified in its charter)

Delaware statutory trust

(State or other jurisdiction of incorporation or organization)

234 West Florida Street, Suite 700

Milwaukee, Wisconsin

(Address of principal executive offices)

53204

(Zip Code)

(844) 986-7676

(Registrant's telephone number)

PART I

RULE 8b-25

Tidal Trust II (the "Trust" or the "Registrant"), on behalf of the series listed below (each, a "Fund" and collectively, the "Funds"), filed an Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "1940 Act") (17 CFR 270.8b-25) on July 24, 2026 (the “Prior Filing”). The application requested relief with respect to (i) the Trust's Form N-CSR filing covering the operating Funds and (ii) the portions of the Trust's Form N-CEN filing required for all of the Funds, including the three liquidated Funds, identified below, in each case for the fiscal year or period ended April 30, 2026.

The three liquidated Funds (the Defiance Daily Target 2X Long JPM ETF, Defiance Daily Target 2X Long PM ETF, and Defiance Daily Target 2X Short LLY ETF), are included in the Prior Filing solely with respect to the required series-level information to be reported on Form N-CEN and are not included in the Trust's Form N-CSR filing.

With this filing, the Registrant hereby withdraws the Prior Filing and replaces it with the contemporaneously filed new Application for Extension of Time pursuant to Rule 8b-25 under the 1940 Act. The revised application: (i) updates the requested extension date for filing Form N-CSR from September 8, 2026, the first business day following the Labor Day holiday on September 7, 2026, to September 4, 2026; and (ii) clarifies the scope of the requested relief with respect to the three liquidated Funds, which are included solely for purposes of the Trust's Form N-CEN filing.

Defiance ETFs

Fund Name	Fund Name
Defiance 2X Daily Long Pure Drone and Aerial Automation ETF	Defiance 2X Daily Long Pure Quantum ETF
Defiance Daily 2X Space ETF (formerly Defiance Pure Space Daily 2X Strategy ETF)	Defiance Daily Target 2X Long AMAT ETF
Defiance Daily Target 2X Long ANET ETF	Defiance Daily Target 2X Long AVAV ETF
Defiance Daily Target 2X Long AVGO ETF	Defiance Daily Target 2X Long B ETF
Defiance Daily Target 2X Long Copper Miners ETF	Defiance Daily Target 2X Long CVNA ETF
Defiance Daily Target 2X Long DKNG ETF	Defiance Daily Target 2X Long HIMS ETF
Defiance Daily Target 2X Long HOOD ETF	Defiance Daily Target 2X Long IONQ ETF
Defiance Daily Target 2X Long IREN ETF	Defiance Daily Target 2X Long KEEL ETF
Defiance Daily Target 2X Long LLY ETF	Defiance Daily Target 2X Long LMND ETF
Defiance Daily Target 2X Long LUNR ETF	Defiance Daily Target 2X Long MP ETF
Defiance Daily Target 2X Long MRNA ETF	Defiance Daily Target 2X Long MSTR ETF
Defiance Daily Target 2X Long NOK ETF	Defiance Daily Target 2X Long NVO ETF

Fund Name	Fund Name
Defiance Daily Target 2X Long OKLO ETF	Defiance Daily Target 2X Long ONDS ETF
Defiance Daily Target 2X Long JPM ETF*	Defiance Daily Target 2x Long PM ETF*
Defiance Daily Target 2X Short LLY ETF*	Defiance Daily Target 2X Long ORCL ETF
Defiance Daily Target 2X Long OSCR ETF	Defiance Daily Target 2X Long PL ETF
Defiance Daily Target 2X Long POET ETF	Defiance Daily Target 2X Long QS ETF
Defiance Daily Target 2X Long RCAT ETF	Defiance Daily Target 2X Long RGTI ETF
Defiance Daily Target 2X Long RIOT ETF	Defiance Daily Target 2X Long RKLB ETF
Defiance Daily Target 2X Long RKT ETF	Defiance Daily Target 2X Long SMCI ETF
Defiance Daily Target 2X Long SOFI ETF	Defiance Daily Target 2X Long SOUN ETF
Defiance Daily Target 2X Long VST ETF	Defiance Daily Target 2X Long ZETA ETF
Defiance Daily Target 2X Short AMD ETF	Defiance Daily Target 2X Short ASTS ETF
Defiance Daily Target 2X Short BMNR ETF	Defiance Daily Target 2X Short HOOD ETF
Defiance Daily Target 2X Short IONQ ETF	Defiance Daily Target 2X Short MSTR ETF
Defiance Daily Target 2X Short OKLO ETF	Defiance Daily Target 2X Short PLTR ETF
Defiance Daily Target 2X Short QBTS ETF	Defiance Daily Target 2X Short RGTI ETF
Defiance Daily Target 2X Short RKLB ETF	Defiance Daily Target 2X Short SMCI ETF
Defiance Daily Target 2X Short TSM ETF

* Liquidated (Form N-CEN filing only)

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this application:

Aaron J. Perkovich Treasurer and Principal Financial Officer Tidal Trust II 234 West Florida Street, Suite 700 Milwaukee, Wisconsin 53204 262.318.8460

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

TIDAL TRUST II

By: /s/ Aaron J. Perkovich

Aaron J. Perkovich

Treasurer and Principal Financial Officer

Date: July 30, 2026